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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934


                          For the month of March, 2003

                    CHINA SOUTHERN AIRLINES COMPANY LIMITED
                (Translation of registrant's name into English)

                          Baiyun International Airport
                     Guangzhou, People's Republic of China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.    X         Form 40-F.
               ---------               ---------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.               No.    X
         ---------         ---------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.)

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     China Southern Airlines Company Limited (the "Company") on March 24, 2003
published in two Asian local newspapers its announcement on the revised notice of Annual General Meeting (the "Announcement") together with a revised and restated notice of Annual General Meeting (the "Notice"). A copy of each of the Announcement and the Notice is included in this Form 6-K of the Company.
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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People's Republic of China with limited liability)


ANNOUNCEMENT

Reference is made to the notice of 2002 annual general meeting and the 2002 annual results announcement of China Southern Airlines Company Limited published on March 17, 2003. The board of directors would like to amend its notice of 2002 annual general meeting to include proposed resolutions for: (i) the change of its registered office address; (ii) consequential amendments to the relevant provisions of its Articles of Association to reflect the change of its registered office address; (iii) consequential amendments to the relevant provisions of its Articles of Association to reflect the change of official name of its controlling shareholder, from Southern Airlines (Group) to China Southern Air Holding Company.

Reference is made to the notice of 2002 annual general meeting (the "Notice") and the 2002 annual results announcement of China Southern Airlines Company Limited published on March 17, 2003.

The board of directors would like to amend the Notice to include proposed resolutions for: (i) the change of its registered office address to Guangzhou Economic & Technological Development District, Guangdong Province; (ii) consequential amendments to the relevant provisions of its Articles of Association to reflect the change of its registered office address; (iii) consequential amendments to the relevant provisions of its Articles of Association to reflect the change of official name of its controlling shareholder, from Southern Airlines (Group) to China Southern Air Holding Company.

Detailed changes to the Notice are set out as follows:

1. the proposed resolution no. (8) will be re-numbered as (12);


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2. the following will be inserted as additional proposed resolutions no. (8) to
(11) after the proposed resolution no. (7):

"8. To consider and approve the change of the Company's registered address to Guangzhou Economic & Technological Development District, Guangzhou, Guangdong Province, China."

9. As special resolution, to consider and approve the passing of the following resolution:

"That the Articles of Association of the Company be amended by adopting the following Article to replace Article 2:

Article 2 Promoter of the Company:

      (renamed as China Southern Air Holding Company)

      Registered Name of the Company: (Chinese)

      CHINA SOUTHERN AIRLINES COMPANY LIMITED" (English)

10. As special resolution, to consider and approve the passing of the following resolution:

"That the Articles of Association of the Company be amended by adopting the following Article to replace Article 3:

Article 3 The company's address: Guangzhou Economic & Technological Development District, Guangzhou
            Guangdong Province
            China

            Telephone: (020) 86123303
            Facsimile: (020) 86644623"

11. Subject to passing of the proposed resolutions in agenda item numbers (8) to
(10) herein, to consider and approve that the Board of Directors be authorized to take such actions on behalf of the Company as it deems necessary in order to give effect



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to such proposed resolutions."

After revision, the revised and restated Notice is set out in a separate announcement published on the same date hereof.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
March 24, 2003



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(a joint stock limited company incorporated in the People's Republic of China with limited liability)

REVISED AND RESTATED
NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the 2002 Annual General Meeting ("AGM") of China Southern Airlines Company Limited (the "Company") will be held at the Company's headquarters at the Guangzhou Baiyun International Airport in the PRC at 9:00 a.m., on Tuesday, May 13, 2003 to consider the following businesses:

1.    To consider and approve the Report of the Directors for the year 2002;

2. To consider and approve the Report of the Supervisory Committee for the year 2002;

3. To consider and approve the audited consolidated financial statements for the year 2002;

4. To consider and approve the reappointment of KPMG as the international auditors and of KPMG Huazhen as the PRC auditors of the Company for the year 2003 and to authorise the Board of Directors to determine the remuneration thereof;

5. To consider and approve the election of directors and resignation of directors, and authorise the Board of Directors to determine the directors' remuneration;

6. To consider and approve the extension of time for the validity period of the resolutions (I) to (VI) passed at the second Extraordinary General Meeting of the Company on 21 May 2002 in relation to the A Share Issue for one year from 21 May 2003;

7. To consider and approve the extension of time for the validity period of the resolution authorizing the Board of Directors to act and deal with all relevant matters for and on behalf of the Company relating to the A Share Issue for 1 year from 21 May 2003; and

8. To consider and approve the change of the Company's registered address to Guangzhou Economic & Technological Development District, Guangzhou, Guangdong Province, China.


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9.    As special resolution, to consider and approve the passing of the following resolution:

      "That the Articles of Association of the Company be amended by adopting the following Article to replace Article 2:

      Article 2 Promoter of the Company:

      (renamed as China Southern Air Holding Company)

      Registered Name of the Company: (Chinese)

      CHINA SOUTHERN AIRLINES COMPANY LIMITED" (English)

10. As special resolution, to consider and approve the passing of the following resolution: "That the Articles of Association of the Company be amended by adopting the following Article to replace Article 3:


      Article 3 The company's address: Guangzhou Economic & Technological Development District, Guangzhou
                  Guangdong Province
                  China

                  Telephone: (020) 86123303
                  Facsimile: (020) 86644623"

11. Subject to passing of the proposed resolutions in agenda item numbers (8) to (10) herein, to consider and approve that the Board of Directors be authorized to take such actions on behalf of the Company as it deems necessary in order to give effect to such proposed resolutions.

12.   To consider other matters, if any.

This notice supersedes the notice issued by the Company and published on march 17, 2003 for convening the 2002 Annual General Meeting of the Company


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By Order of the Board of Directors
Su Liang
Company Secretary

Guangzhou, the PRC
March 24, 2003

Notes:

1.    Eligibility for Attending the AGM

Shareholders of the Company who are registered on the registers of shareholders of the Company at the close of business on April 11, 2003 ("Eligible Shareholders") shall have the right to attend the AGM after completing the required registration procedures.

2.    Registration Procedures for Attending the AGM

(i) Eligible Shareholders intending to attend the AGM either in person or by proxy must deliver to the Company, on or before April 23, 2003, either in person, by post or by fax, a reply slip for attending the AGM.

(ii) Holders of H shares of the Company who are Eligible Shareholders and intend to attend the AGM and be listed on the distribution list for final dividends must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited ("HKRL"), the registrar of H shares of the Company, at or before 4:00 p.m. on April 11, 2003.

(iii) The register of H shares of the Company will be closed from April 13, 2003 to May 12, 2003 (both days inclusive), during which period no transfer of H shares will be registered.

(iv) When attending the AGM, a shareholder or his proxy shall produce proof of identity. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity together with a notarised copy of the resolution of the Board of Directors or other governing body of such shareholder appointing such legal representative to attend the meeting or letter of authorisation.



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3.    Appointing Proxies

(i) An Eligible Shareholder has the right to appoint one or more proxies to attend the AGM and vote on his behalf by completing a form of proxy. A proxy need not be a shareholder.

(ii) A form of proxy shall be used by an Eligible Shareholder or his attorney to appoint a proxy. If the proxy is appointed by the shareholder's attorney, the power of attorney or other authorisation document(s) authorising such attorney to appoint the proxy must be notarised.

(iii) To be valid, the notarised power of attorney or other authorisation document(s), together with the proxy form(s), must be delivered, in the case of holders of domestic-invested shares, to the Company and, in the case of holders of H shares, to HKRL, not less than 24 hours before the time designated for the holding of the AGM.

4.    Miscellaneous

(i) The AGM is expected to last not more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)  Hong Kong Registrars Limited is located at:

      Room 1901-5, 19th Floor
      Hopewell Centre
      183 Queen's Road East
      Hong Kong


(iii) The registered address of the Company is:

      Baiyun International Airport
      Guangzhou 510405
      PRC

      Telephone No.: (+86) 20-8612 4738
      Facsimile No.: (+86) 20-8665 9040


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      Website: www.cs-air.com



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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         CHINA SOUTHERN AIRLINES COMPANY LIMITED




                                         By            /s/ Su Liang
                                           -------------------------------------
                                            Name:  Su Liang
                                            Title: Company Secretary



Date March 24, 2003